SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                               THE WMF GROUP, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                       -----------------------------------
                         (Title of Class of Securities)

                                    929289106
                             ---------------------
                                 (CUSIP Number)

James M. Better                                 Jeffrey J. Rosen, Esq.
Capricorn Investors II, L.P.                    O'Melveny & Myers LLP
c/o Capricorn Holdings, LLC                     The Citicorp Center
30 East Elm Street                              153 East 53rd Street, 54th Floor
Greenwich, Connecticut  06830                   New York, New York 10022-4611
(203) 861-6600                                  (212) 326-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 11, 1999
                              ---------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


         CUSIP Number 929289106
                      ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Capricorn Holdings, Inc. (formerly known as Winokur Holdings, Inc.)

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           163,533
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                   163,533
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         163,533
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.6%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

----------------
*        See Explanatory Note, below.

                                Page 2 of 8 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Capricorn Investors II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                        1,701,012
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                1,701,012
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,701,012
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.2%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

----------------
*        See Explanatory Note, below.

                                Page 3 of 8 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Capricorn Holdings, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                          1,701,012
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                  1,701,012
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,701,012
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.2%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         00
--------------------------------------------------------------------------------

----------------
*        See Explanatory Note, below.

                                Page 4 of 8 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Herbert S. Winokur, Jr.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                        1,869,545
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                1,869,545
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,869,545
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.9%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

----------------
*        See Explanatory Note, below.

                                Page 5 of 8 Pages

                  This Amendment No. 6 to Schedule 13D (as amended from time to time, the "SCHEDULE 13D") filed on November 25, 1997, by Capricorn Investors, L.P. ("CAPRICORN I"), Capricorn Holdings, G.P. ("CAPRICORN HOLDINGS, G.P."), Winokur Holdings, Inc. ("WINOKUR HOLDINGS"), Herbert S. Winokur, Jr. ("WINOKUR"), Capricorn Investors II, L.P. ("CAPRICORN II") and Capricorn Holdings, LLC ("CAPRICORN HOLDINGS, LLC"), is hereby filed by Capricorn Holdings, Inc. (formerly known as Winokur Holdings, Inc.), Capricorn II, Capricorn Holdings, LLC, and Winokur, with respect to the Common Stock, par value $.01 per share ("COMMON STOCK"), of The WMF Group, Ltd. (the "COMPANY"), and amends Items 3, 4, and 5 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

                  EXPLANATORY NOTE

                  This Amendment No. 6 assumes that the number of shares of Common Stock outstanding as of December 22, 1998 was 6,253,991 shares, comprised of (i) 5,299,383 shares of Common Stock outstanding on December 22, 1998, according to the Company's 10-Q/A filed on December 22, 1998, (ii) 727,194 shares of Common Stock issued on January 14, 1999 to Capricorn II upon the conversion of all shares of Class A Preferred Stock held by Capricorn II ("CONVERSION SHARES"), (iii) 132,806 Stand-By Shares purchased by Capricorn II pursuant to the Stand-By Purchase Agreement, (iv) 5,000 shares of Common Stock issuable upon exercise of the 1997 Option, (v) 84,608 shares of Common Stock to be issued by the Company pursuant to Capricorn Holdings, Inc.'s exercise of 84,608 Rights to purchase Common Stock issued to Capricorn Holdings, Inc. in the Rights Offering ("SUBSCRIPTION SHARES"), and (vi) 5,000 Trust Shares (defined below). In calculating the number of shares of Common Stock outstanding, this Amendment No. 6 does not include (i) 2,757,633 and 151,145 shares of Common Stock acquired by Demeter and Phemus, respectively, upon conversion of their shares of Class A Preferred Stock and (ii) 503,619 and 27,603 Stand-By Shares purchased by Demeter and Phemus, respectively, pursuant to the Stand-By Purchase Agreement.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The information previously furnished in response to this item is amended by adding thereto the following:

                  On March 11, 1999, Capricorn II received notice from the Company of the number of Stand-By Shares to be purchased by each of the Investors pursuant to the Stand-By Purchase Agreement. In accordance with the terms of the Stand-By Purchase Agreement, the Investors purchased from the Company on March 19, 1999, an aggregate of 664,028 Stand-By Shares at a purchase price of $5.00 per share. Capricorn II, Demeter and Phemus purchased 132,806, 503,619 and 27,603 Stand-By Shares, respectively, for an aggregate purchase price of $3,320,140.00.

                  On March 3, 1999, Capricorn Holdings, Inc. exercised all of its Rights to purchase 84,608 Subscription Shares, at a price of $5.00 per share, by delivery of a subscription certificate and a check for $423,040.00 to Boston Equiserve, L.P., the subscription agent. No other consideration was paid by Capricorn Holdings, Inc. in connection with its exercise of Rights and acquisition of the Subscription Shares in the Rights Offering.

                               Page 6 of 8 Pages

                  On March 10, 1999, 4,000 shares of Common Stock were purchased by two revocable trusts (the "Trust") at a price of $5.125 per share, for an aggregate purchase price of $20,500.00. Mr. Winokur may be deemed to be a beneficial owner of the shares of Common Stock held by such Trusts. An additional 1,000 shares of Common Stock were purchased by such trusts on March 12, 1999 at a price of $5.50 per share, for an aggregate purchase price of $5,500.00. The shares purchased on March 12, 1999, together with the shares purchased on March 10, 1999, are hereinafter collectively referred to as the "TRUST SHARES". In each case, the Trust Shares were purchased in transactions effected through the NASDAQ national market using trust funds.

ITEM 4.           PURPOSE OF TRANSACTION

                  The information previously furnished in response to this item is amended by adding thereto the following:

                  On March 19, 1999, the Investors purchased from the Company an aggregate of 664,028 Stand-By Shares at a purchase price of $5.00 per share. In accordance with the terms of the Stock Purchase Agreement, the Company used proceeds of the Rights Offering to pay all remaining amounts outstanding with respect to the CMIT Notes issued by the Company to CMIT on September 4, 1998, and CMIT used proceeds of such repayment to redeem all of the outstanding shares of CMIT Series C Preferred held by Harvard and Capricorn II.

                  As described in Item 3 above, on March 3, 1999, Capricorn Holdings, Inc. exercised all of its Rights to purchase 84,608 Subscription Shares. In accordance with the terms of the Stock Purchase Agreement, Capricorn II, Phemus and Demeter agreed, among other things, not to exercise or transfer in any manner any of the Rights received by them in the Rights Offering. Capricorn II did not receive any subscription certificates evidencing Rights issuable to Capricorn II in respect of its ownership of shares of Common Stock, and Capricorn II did not exercise any Rights. In accordance with the terms of the Rights Offering, such Rights expired at 5:00 PM, E.S.T., on March 8, 1999.

                  As described in Item 3 above, an aggregate of 5,000 Trust Shares were purchased on March 10 and March 12, 1999 in transactions effected through the NASDAQ national market. The Trust Shares were purchased for investment purposes.

                  The acquisition of Subscription Shares by Capricorn Holdings, Inc., and the acquisition of the Stand-By Shares by Capricorn II described herein were effected in accordance with the stated intention of Capricorn Holdings, Inc., Capricorn II, Capricorn Holdings, LLC and Winokur to acquire a significant equity position in the Company and to influence the management, policies and activities of the Company, as previously described in Item 4 of the
Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  The information previously furnished in response to this item is amended by adding thereto the following:

                  As of the date of this Amendment No. 6 to Schedule 13D, and based upon (i) 5,299,383 shares of Common Stock outstanding as of December 22, 1998, as reported by the Company in its 10-Q/A filed on December 22, 1998, (ii) 727,194 Conversion Shares issued upon

                               Page 7 of 8 Pages
the conversion of all shares of Class A Preferred Stock held by Capricorn II,
(iii) 132,806 Stand-By Shares purchased by Capricorn II pursuant to the Stand-By Purchase Agreement, (iv) the issuance of all 5,000 shares of Common Stock pursuant to the 1997 Option, (v) the issuance of 84,608 Subscription Shares to Capricorn Holdings, Inc. upon its exercise of the Rights received by it pursuant to the Rights Offering, and (vi) 5,000 Trust Shares, (a) Capricorn Holdings, Inc. is the direct beneficial owner of 163,533 shares of Common Stock, and Winokur is the indirect beneficial owner of the shares of Common Stock held by Capricorn Holdings, Inc.; Capricorn II is the direct beneficial owner of 1,701,012 shares of Common Stock, and Capricorn Holdings, LLC and Winokur are the indirect beneficial owners of the shares of Common Stock held by Capricorn II; and Winokur is the indirect beneficial owner of the 1,869,545 shares of Common Stock held through Capricorn Holdings, Inc., Capricorn II and the Trusts; and (b) Capricorn Holdings, Inc. is the direct beneficial owner of shares equal to approximately 2.6% of the number of shares of Common Stock that were then outstanding; Capricorn II is the direct beneficial owner of shares equal to approximately 27.2% of the number of shares of Common Stock that were then outstanding; Capricorn Holdings, LLC is the indirect beneficial owner of shares equal to approximately 27.2% of the number of shares of Common Stock that were then outstanding; and Winokur is the indirect beneficial owner of shares equal to approximately 29.9% of the number of shares of Common Stock that were then outstanding.

                  As of the date of this Amendment No. 6 to Schedule 13D, Capricorn Holdings, Inc. and Winokur may be deemed to share the power to vote or to direct the vote of, and to share the power to dispose or to direct the disposition of, 163,533 shares of Common Stock held directly by Capricorn Holdings, Inc., (b) Capricorn II, Capricorn Holdings, LLC and Winokur may be deemed to share the power to vote or to direct the vote of, and to share the power to dispose or to direct the disposition of, 1,701,012 shares of Common Stock held directly by Capricorn II, and (c) Winokur may be deemed to share the power to vote or to direct the vote of, and to share the power to dispose or to direct the disposition of, 1,869,545 shares of Common Stock held through Capricorn Holdings, Inc., Capricorn II and the Trusts.

                  In calculating the number of shares of Common Stock outstanding, this Amendment No. 6 does not include (i) 2,757,633 and 151,145 shares of Common Stock acquired by Demeter and Phemus, respectively, upon conversion of their shares of Class A Preferred Stock and (ii) 503,619 and 27,603 Stand-By Shares purchased by Demeter and Phemus, respectively, pursuant to the Stand-By Purchase Agreement..


                               Page 8 of 8 Pages

                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 19, 1999
Date



CAPRICORN HOLDINGS, INC.
(formerly Winokur Holdings, Inc.)



By:  /s/ Herbert S. Winokur, Jr.
   -----------------------------------------
         Herbert S. Winokur, Jr., President

                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 19, 1999
Date



CAPRICORN INVESTORS II, L.P.


By: Capricorn Holdings, LLC,
        its General Partner



By: /s/ Herbert S. Winokur, Jr.
   ------------------------------------------
        Herbert S. Winokur, Jr., Manager

                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 19, 1999
Date



CAPRICORN HOLDINGS, LLC



By:  /s/ Herbert S. Winokur, Jr.
    ---------------------------------------
         Herbert S. Winokur, Jr., Manager

                                 Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 19, 1999
Date



By: /s/ Herbert S. Winokur, Jr.
   -------------------------------------
        Herbert S. Winokur, Jr.